Page 1 of 32
                     U.S. Securities and Exchange Commission
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of July, 2003.


                        KINGSWAY FINANCIAL SERVICES INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                 ONTARIO, CANADA
        (Province or other jurisdiction of incorporation or organization)


      5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
    ------------------------------------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                     Form 20-F        Form 40-F   X
                               -----            -----

     [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                     Yes                   No    X
                                         --------             -------



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
                                      N/A
                                     -----

KINGSWAY FINANCIAL SERVICES INC.

                                Table of Contents

                                                                   Sequential
                                                                      Page
                                                                     Number
Item     Description

1.       Press Release - dated July 3, 2003                             4

2.       Preliminary Short Form Prospectus - dated June 18, 2003        5

3.       Final Short Form Prospectus - dated June 25, 2003             29


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Kingsway Financial Services Inc.

Dated:  July 8, 2003                        By:   /s/ W. Shaun Jackson
                                                  ------------------------------
                                                  W. Shaun Jackson
                                                  Executive Vice President and
                                                  Chief Financial Officer

[KINGSWAY FINANCIAL LOGO]


                       KINGSWAY COMPLETES PUBLIC OFFERING

TORONTO, ONTARIO (July 3, 2003) - Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it has completed its previously announced public offering. 6,100,000 common shares were issued at Cdn$16.70 per share from treasury on a bought deal basis to a syndicate of underwriters led by Scotia Capital Inc. for total gross proceeds of $101,870,000.

The underwriters of the offering were Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Sprott Securities Inc., Desjardins Securities Inc., Griffiths McBurney & Partners and HSBC Securities (Canada) Inc.

The net proceeds from this offering will be used for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. These securities are not being offered to the public in the United States.

NOT FOR DISTRIBUTION TO U.S NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

About Kingsway
--------------

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A-" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

                                      -30-

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference or of the permanent information record may be obtained on request without charge from the Corporate Secretary of Kingsway Financial Services Inc. at Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8 (416) 864-9700.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and subject to certain exceptions may not be offered or sold within the United States.

                        PRELIMINARY SHORT FORM PROSPECTUS

New Issue
---------
                                                                   June 18, 2003

                                      LOGO

                                  $101,870,000

                        KINGSWAY FINANCIAL SERVICES INC.
                             6,100,000 Common Shares


Kingsway Financial Services Inc. ("Kingsway" or the "Company") is offering in all provinces of Canada (the "Offering") an aggregate of 6,100,000 common shares (the "Offered Shares") at a price of $16.70 per Offered Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of June 17, 2003 among Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Sprott Securities Inc., Desjardins Securities Inc., Griffiths McBurney & Partners and HSBC Securities (Canada) Inc. (collectively, the "Underwriters") and Kingsway. The Offering Price of the Offered Shares was determined by negotiation between Kingsway and the Underwriters. Kingsway's outstanding common shares are listed on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "KFS". The TSX is the principal market on which Kingsway's common shares are traded. On June 17, 2003, the closing price of Kingsway's common shares on the TSX was $16.74.


In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Kingsway's common shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". The Offered Shares will be offered in all of the provinces in Canada through the Underwriters in such provinces as each is duly registered to do so.

Investing in Kingsway's common shares involves a high degree of risk. See "Risk Factors" beginning on page 8.

                         -------------------------------
                         PRICE: $16.70 per Offered Share
                         -------------------------------


                             Price to       Underwriting           Net
                            the Public       Commission        Proceeds(1)
                            ----------      ------------       ----------
Per Offered Share(2)            $16.70           $0.668             $16.032
Total(3)                  $101,870,000       $4,074,800         $97,795,200



(1) Before deducting the expenses of this Offering, estimated at $200,000, which Kingsway will pay from the proceeds of the Offering.

(2) Includes associated common share purchase rights which will initially trade with the Offered Shares. The value attributable to the rights, if any, is reflected in the Price to the Public for the Offered Shares.

(3) Kingsway has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an aggregate of 610,000 additional common shares on the same terms set forth above solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to the Public will be $112,057,000, the total Underwriting commission will be $4,482,280 and the total Net Proceeds will be $107,574,720 before deducting estimated expenses of the Offering. The Over-Allotment Option is exercisable at any time within 30 days after the closing of this Offering. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the common shares issuable upon the exercise of the Over-Allotment Option (the "Over-Allotment Shares"). See "Plan of Distribution".

Kingsway has applied to list the Offered Shares and the Over-Allotment Shares (collectively, the "Shares") on the TSX and the NYSE. Listing of the Shares on these stock exchanges will be subject to Kingsway's fulfillment of all the listing requirements of the TSX and NYSE.

The Underwriters, as principals, conditionally offer to the public the Offered Shares, subject to prior sale, if, as and when issued by Kingsway and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on Kingsway's behalf by Fogler, Rubinoff LLP, and on behalf of the Underwriters by Stikeman Elliott LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to be on or about July 3, 2003, or on such other date as may be agreed upon by Kingsway and the Underwriters, but not later than August 6, 2003.

Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc., each an Underwriter, are affiliates of banks which are lenders to Kingsway. Consequently, Kingsway may be considered to be a connected issuer of these Underwriters under securities regulations in certain provinces. See "Plan of Distribution".

                                TABLE OF CONTENTS


                                                 Page
                                                 ----
Documents Incorporated by Reference                2
The Offering                                       3
The Company                                        3
Use of Proceeds                                    5
Description of Share Capital                       5
Plan of Distribution                               6
Risk Factors                                       7
Legal Matters                                      9
Auditor, Transfer Agent and Registrar              9
Where You Can Find More Information                9
Purchasers' Statutory Rights                       9
Certificate of the Company                         C-1
Certificate of the Underwriters                    C-2




         You should rely only on the information contained or incorporated by reference in this prospectus. Kingsway has not authorized any person to provide you with different information. Kingsway is offering to sell, and seeking offers to buy, the Shares only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Shares.

         All references in this prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted.

         Kingsway's consolidated financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles. Kingsway publishes its consolidated financial statements in Canadian dollars.

         Unless otherwise indicated, all information in this prospectus assumes that none of the 1,866,635 issued employee stock options outstanding at June 17, 2003 are exercised. All references to Kingsway's common shares shall also refer to the associated common share purchase rights issued pursuant to Kingsway's shareholders' rights plan.

         Unless otherwise indicated, information in this prospectus assumes that the Underwriters do not exercise their Over-Allotment Option.

                       DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of documents incorporated by reference in this prospectus and of the permanent information record may be obtained from Kingsway's Corporate Secretary as set out in the segment "Where You Can Find More Information" below.


         The following documents, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

     (a)  Kingsway's Annual Information Form dated May 2, 2003 (the "AIF");


     (b) Kingsway's audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2002 and 2001, together with the auditor's report thereon and the report of its appointed actuary found at pages 47 through 61 of Kingsway's 2002 Annual Report (the "Annual Financial Statements");


     (c) Management's discussion and analysis of Kingsway's financial condition and results of operations for the year ended December 31, 2002 found at pages 24 through 46 in Kingsway's 2002 Annual Report;


     (d) Kingsway's unaudited comparative consolidated interim financial statements, including the notes thereto, for the three months ended March 31, 2003 and 2002;


     (e) Management's discussion and analysis of Kingsway's financial condition and results of operations for the three months ended March 31, 2003;


     (f) Kingsway's Management Information Circular dated March 21, 2003, relating to its annual and special meeting of shareholders held on May 1, 2003 excluding the sections entitled "Composition of the Compensation Committee", "Report of the Compensation Committee", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule 'A' Governance Procedures"; and

     (g)  Pages 62 and 63 of Kingsway's 2002 Annual Report.


         All documents of the type referred to above and all material change reports (excluding confidential material change reports) filed by Kingsway with securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this prospectus.


         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

--------------------------------------------------------------------------------

                             SUMMARY OF THE OFFERING

Offered Shares:     6,100,000 common shares

Common shares
to be outstanding
after the Offering: 55,055,629 common shares

Offering Price:     $16.70 per common share

Use of proceeds:    Kingsway estimates that its net proceeds from this Offering will be approximately $97,595,200 or $107,374,720 if the Underwriters' Over-Allotment Option is exercised in full.
                    Kingsway intends to use the net proceeds of this Offering to provide additional capital to its subsidiaries, including to support the expected growth of its business, and for general corporate purposes. See "Use of Proceeds".

TSX symbol:         KFS

NYSE symbol:        KFS
--------------------------------------------------------------------------------


                                  THE COMPANY
Overview

         Founded in 1989, Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Kingsway's principal line of business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions. Kingsway is a market leading provider of non-standard automobile and motorcycle insurance in Canada based on its analysis of the limited market share information available for these segments. In addition, Kingsway has a prominent position in several US markets in which it currently operates, such as Florida, Illinois, Texas and South Carolina based on the market share information published by A.M. Best Company. Kingsway is licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in 48 states and the District of Columbia in the United States. Kingsway intends to pursue licenses in the two remaining states in the United States in which it is not currently licensed. In 2002, Kingsway generated 76.9% of its gross premiums written from the United States and 23.1% from Canada.


         Kingsway also provides standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, Kingsway provides motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In 2002, Kingsway derived 39.0% of its gross premiums written from non-standard automobile insurance, 32.3% from trucking, 13.5% from commercial and personal property coverages, 7.5% from commercial automobile, 3.5% from other specialty coverages, such as warranty and customs bonds, 2.5% from motorcycles and 1.7% from standard automobile. In 2002, Kingsway derived 47.4% of its gross premiums from insurance for individual customers, typically referred to as personal lines, and 52.6% from insurance for commercial customers, typically referred to as commercial lines.


         In 2002, Kingsway's gross premiums written increased 99% to $2.1 billion compared to $1.1 billion in 2001. Kingsway's revenue was $1.8 billion in 2002, an increase of 94% over the $937.5 million reported in 2001. As of March 31, 2003, Kingsway had total assets of $3.0 billion and shareholders' equity of $612.9 million. In addition to revenue derived from premiums earned, Kingsway also derives revenue from premium financing and investment income. This revenue amounted to $81.1 million in 2002 as compared to $64.6 million in 2001.

         Kingsway has earned a profit from its underwriting activities in 11 of its last 13 fiscal years. The property and casualty insurance industry in Canada, on average, has not made an underwriting profit since 1978. The selected supplemental financial information set out on page 62 of Kingsway's 2002 Annual Report provides details of the gross premiums written, underwriting profits, and key ratios from Kingsway's insurance operations compared to industry results for the eight year period ending December 31, 2002.

         Capital required for Kingsway's business has been obtained from Kingsway's public offerings of common shares and debentures, its private placements of trust preferred securities, its syndicated term lending facility and its syndicated revolving credit facility, and has been internally generated from underwriting and investment profits. Kingsway's operations create liquidity by collecting and investing premiums, as more fully discussed on pages 37 and 38 in its 2002 Annual Report.

         The total size of Kingsway's investment portfolio, together with cash and accrued interest, increased from $1.2 billion at the end of 2001 to $2.1 billion as at both December 31, 2002 and March 31, 2003. Realized returns on a pre-tax basis were 4.9% for 2002 compared with 6.4% for 2001. Kingsway's investment portfolio as at December 31, 2002 was comprised of assets from a number of different classes as reflected in Note 2 to its consolidated financial statements set out on pages 54 and 55 in its 2002 Annual Report.

         Kingsway may, from time to time, be involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction. Kingsway is not currently a party to any agreement or understanding with respect to any future acquisitions.


Recent Developments

         On March 6, 2003, the Company filed an amendment to its preliminary registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding subordinated debentures ("trust preferred securities") to be issued by a finance subsidiary formed by Kingsway America Inc., the holding company for the Company's U.S. insurance subsidiaries. Payments under the trust preferred securities will be fully guaranteed by the Company. It is anticipated that the public offering will be for approximately US$50 million plus an over-allotment. The exact amount and terms of the issuance have not been determined as of the date hereof.

         In May 2003, subsidiaries of the Company completed two private placements of 30 year floating rate trust preferred securities for aggregate gross proceeds of approximately US$32.5 million.

         In May 2003, Kingsway renewed its $66.5 million unsecured revolving credit facility with a syndicate of three banks. The facility is being used for general corporate purposes.


Corporate Information

         Kingsway Financial Services Inc. was incorporated under the Business Corporations Act (Ontario) pursuant to articles of incorporation dated September 19, 1989, as amended on November 10, 1995, October 11, 1996 and April 27, 1998. Kingsway's principal executive offices are located at 5310 Explorer Drive, Suite 200, Mississauga, Ontario L4W 5H8 and its telephone number is (905) 629-7888.

         Kingsway's insurance business is conducted through its subsidiaries and Kingsway serves as a holding company for such business. Kingsway's material subsidiaries as at December 31, 2002, are set out in Note 1(a) to the Annual Financial Statements on page 53 of its 2002 Annual Report. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

                                 USE OF PROCEEDS

         Kingsway estimates that the net proceeds from this Offering will be approximately $97,595,200, after deducting the underwriting commission and estimated offering expenses. If the Underwriters exercise the Over-Allotment Option in full, the total net proceeds are estimated to be approximately $107,374,720, after deducting the estimated underwriting commission and offering expenses.

         Kingsway intends to use the net proceeds of this Offering to provide additional capital to its subsidiaries, including to support the expected growth of its business, and for general corporate purposes. Pending the foregoing uses, Kingsway intends to invest the net proceeds from this Offering in short-term, interest bearing, investment grade marketable securities.


                          DESCRIPTION OF SHARE CAPITAL

         Kingsway's authorized capital consists of an unlimited number of common shares, without par value. As of June 17, 2003, there were 48,955,629 common shares issued and outstanding. As of June 17, 2003, options to acquire 1,866,635 common shares were outstanding.


Common Shares

         The holders of Kingsway's common shares are entitled to one vote per share with respect to each matter presented to shareholders on which the holders of its common shares are entitled to vote. The holders of Kingsway's common shares are entitled to receive rateably any dividends declared by its board of directors out of funds legally available for that purpose. In the event of Kingsway's liquidation, dissolution or winding up, the holders of its common shares are entitled to share rateably in all assets remaining after payment of liabilities. The holders of Kingsway's common shares have no pre-emptive, subscription or conversion rights.


Shareholders' Rights Plan

         At Kingsway's annual and special meeting of shareholders held on May 2, 2002, its shareholders reaffirmed its shareholders' rights plan dated March 15, 1999. (the "Rights Plan"). The Rights Plan will continue to be effective until March 15, 2004. The shareholders' rights plan is designed to encourage the fair treatment of Kingsway's shareholders in connection with any take-over offer for Kingsway's outstanding common shares. The Rights Plan provides Kingsway's board of directors and shareholders with 60 days to fully consider any unsolicited takeover bid. It also allows Kingsway's board of directors to consider, if appropriate, other alternatives to maximize shareholder value and allows for additional time for competing proposals to emerge.


TSX and NYSE Listings

         Kingsway's common shares are currently listed on the TSX and the NYSE under the symbol "KFS". Kingsway has applied to list the Shares on the TSX and the NYSE. Listing of the Shares on these stock exchanges will be subject to Kingsway's fulfillment of all the listing requirements of the TSX and NYSE.


Ownership Restrictions

         There is no law or government decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of Kingsway's common shares, other than withholding tax requirements.

         There is no limitation imposed by Canadian law or Kingsway's articles of incorporation or other charter documents on the right of a non-resident to hold or vote common shares of Kingsway, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-resident" of "control" of a "Canadian business", all as defined in the Investment Canada Act.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions of an underwriting agreement dated as of June 17, 2003 (the "Underwriting Agreement") among Kingsway and the Underwriters, the Underwriters have severally agreed to purchase and Kingsway has agreed to sell 6,100,000 Offered Shares at $16.70 per Offered Share. The Offering Price was determined by negotiation between Kingsway and the Underwriters.

         Kingsway has granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days following the closing of this Offering, to purchase up to an additional 610,000 common shares at the Offering Price solely to cover over-allotments, if any. To the extent that the Underwriters exercise the Over-Allotment Option, each Underwriter will become obligated, subject to various conditions, to purchase a number of additional common shares proportionate to such Underwriter's initial commitment. If the Over-Allotment Option is exercised in full, the total price to the public will be $112,057,000, the total Underwriters' commission will be $4,482,280, and the total net proceeds to Kingsway will be $107,574,720 before deducting estimated expenses of the Offering. This short form prospectus qualifies in all of the provinces of Canada both the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares, if any are purchased.

         The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Offered Shares are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the Underwriting Agreement include, among other things, the requirement that the representations and warranties made by Kingsway to the Underwriters are true, that there is no material change in the financial markets and that Kingsway delivers to the Underwriters customary closing documents. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are however, obligated to take up and pay for all of the Offered Shares (but not the Over-Allotment Shares) if any are purchased under the Underwriting Agreement.

         The Offered Shares will be offered in all of the provinces in Canada through the Underwriters in such provinces as each is duly registered to do so. The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States. The Underwriters have agreed that they will not offer or sell any Offered Shares within the United States.

         In consideration for the Underwriters entering into the Underwriting Agreement and for the services to be performed by the Underwriters under the Underwriting Agreement, Kingsway has agreed to pay the Underwriters an underwriting commission of 4% of the total proceeds from this Offering, including the proceeds from the sale of any Over-Allotment Shares. Kingsway estimates that the total expenses of this Offering, excluding the Underwriters Commission, will be approximately $200,000, which will be paid by Kingsway from the proceeds of the Offering.

         Kingsway has agreed to indemnify the Underwriters against various civil liabilities, including liabilities under applicable Canadian securities legislation, or to contribute the payments that the Underwriters may be required to make in respect of these liabilities.

         Kingsway has agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of the Underwriters, directly or indirectly sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any common shares of Kingsway or securities convertible into common shares of Kingsway, except for the purposes of granting employee and director compensation and incentives and to satisfy outstanding instruments or contractual commitments.

         Other than in Canada, no action has been taken by Kingsway or the Underwriters that would permit a public offering of the Shares in any jurisdiction that requires action for that purpose. The Shares may not be offered or sold, directly or indirectly, nor may this prospectus or any other Offering material or advertisements in connection with the offer and sale of any of the Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Kingsway advises persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the Offering of the Shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

       Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeur mobilieres du Quebec, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares of Kingsway. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares of Kingsway. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the common shares of Kingsway. Kingsway has been advised by the Underwriters that, in connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Kingsway at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc. and/or their respective affiliates have provided various financial services for Kingsway for which services they have received customary fees. In addition, Scotia Capital Inc. and CIBC World Markets Inc. are affiliates of banks which are lenders to Kingsway under its US$100 million unsecured credit facility established in February 1999 as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Liquidity and Capital Resources" set out at page 37 in Kingsway's 2002 Annual Report. As at June 17, 2003, US$82.5 million of this credit facility remained outstanding. Affiliates of CIBC World Markets Inc. and HSBC Securities (Canada) Inc. are members of a banking syndicate which entered into a Cdn.$66.5 million unsecured revolving credit facility with Kingsway in May 2002, which facility was renewed in May 2003. As at June 17, 2003, approximately Cdn.$47.2 million of this credit facility was drawn. Further, Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. are affiliates of banks which have provided a letter of credit facility used to collateralize inter-company reinsurance balances. As of May 31, 2003, the letter of credit utilization was US$218.9 million. Consequently, Kingsway may be considered to be a connected issuer of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc. under applicable Canadian securities legislation. The decision to distribute the Shares, including the determination of the terms of the Offering, was made through negotiations between Kingsway and the Underwriters. No proceeds from this Offering will be used to repay any indebtedness to the Underwriters or their affiliates. The lenders under Kingsway's credit facilities did not have any involvement in the decision or determination regarding the terms of this Offering, nor is the consent of the lenders required for this Offering. Kingsway is in compliance with the terms of the agreements governing these credit facilities and assuming completion of this Offering, Kingsway will continue to be in compliance with all financial covenants contained in these credit facilities.


                                  RISK FACTORS

         You should carefully consider the following risks, as well as the other information contained in this prospectus and documents incorporated by reference including Kingsway's financial statements and the related notes. If any of the following risks actually occurs, Kingsway's business could be harmed. In that case, the trading price of common shares of Kingsway could decline, and you might lose all or part of your investment.

     o Kingsway's provisions for unpaid claims may be inadequate, which would result in a reduction in its net income.

     o Kingsway may experience difficulty in managing its growth, which could adversely affect its results of operations and financial condition.

     o Kingsway relies on independent agents, managing general agents and brokers and is exposed to related risks.

     o The highly competitive environment in which Kingsway operates could have an adverse effect on its business, results of operations and financial condition.

     o Kingsway's operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

     o If Kingsway fails to comply with the covenants in its credit agreements or fails to maintain specified financial ratios, the lenders under its credit facilities could declare Kingsway in default of its obligations.

     o If Kingsway is unable to maintain its current claims-paying ratings, its ability to write insurance and compete with other insurance companies may be adversely impacted.

     o The majority of Kingsway's gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, Kingsway's results of operations could significantly decline.

     o If Kingsway fails to comply with applicable insurance regulatory requirements, Kingsway's business and financial condition could be adversely affected.

     o If Kingsway's insurance subsidiaries fail to comply with minimum capital requirements, they may be subject to regulatory action.

     o Kingsway's business could be adversely affected as a result of changing political, regulatory, economic or other influences.

     o Kingsway may not be able to realize its investment objectives, which could reduce its net income significantly.

     o Kingsway derives the majority of its premiums from a few geographic areas, which may cause its business to be affected by catastrophic losses or business conditions in these areas.

     o If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay Kingsway's claims, Kingsway may be adversely affected.

     o Kingsway is a holding company and its operating subsidiaries are subject to dividend restrictions.

     o Kingsway's business depends upon key employees, and if it is unable to retain the services of these key employees or to attract and retain additional qualified personnel, Kingsway's business may suffer.

     o Various factors may inhibit potential acquisition bids that could be beneficial to Kingsway's shareholders.

     o Fluctuations in currency exchange rates could negatively affect Kingsway's results.

         More detailed discussion of the risk factors related to Kingsway is contained in Management's Discussion and Analysis set out on pages 39-45 of Kingsway's 2002 Annual Report.


                                  LEGAL MATTERS

         Certain legal matters relating to the sale of the Shares offered by this prospectus will be passed upon on Kingsway's behalf by Fogler, Rubinoff LLP. Michael Slan, a partner of Fogler, Rubinoff LLP, is Kingsway's corporate secretary. Certain legal matters relating to the sale of the Shares will be passed upon on behalf of the Underwriters by Stikeman Elliott LLP. As at the date hereof, members of each of the firms of Fogler, Rubinoff LLP and Stikeman Elliott LLP, as a group, own beneficially, directly or indirectly, less than 1% of Kingsway's issued and outstanding common shares.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         Kingsway's auditors are KPMG LLP, Toronto, Canada. The transfer agent and registrar for Kingsway's common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Toronto. The transfer agent and registrar for Kingsway's common shares in the United States is Computershare Trust Company, Inc., at its principal offices in Denver, Colorado.


                       WHERE YOU CAN FIND MORE INFORMATION

         Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from Mr. Michael Slan, Corporate Secretary, Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, telephone: (416) 864-9700. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, at www.sedar.com.


                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

Dated: June 18, 2003.

         This short form prospectus, together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.




    (Signed) William G. Star                   (Signed) W. Shaun Jackson
    Chairman, President and                   Executive Vice-President and
    Chief Executive Officer                     Chief Financial Officer



                       On behalf of the Board of Directors




    (Signed) F. Michael Walsh                (Signed) Thomas A. Di Giacomo
             Director                                 Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated: June 18, 2003.

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.


                               SCOTIA CAPITAL INC.


                            (Signed) David J. Skurka




                             CIBC WORLD MARKETS INC.


                            (Signed) Robert Penteliuk




BMO NESBITT BURNS INC.          RBC DOMINION          SPROTT SECURITIES INC.
                               SECURITIES INC.


(Signed) Thomas E. Flynn      (Signed) Linda Wong     (Signed) W. Jeff Kennedy





DESJARDINS SECURITIES        GRIFFITHS MCBURNEY &      HSBC SECURITIES (CANADA)
         INC.                      PARTNERS                     INC.


(Signed) Jacques Lemay    (Signed) Matthew S. Frank    (Signed) Patrick M. Nolan

                        KINGSWAY FINANCIAL SERVICES INC.






                            [KINGSWAY FINANCIAL LOGO]

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference or of the permanent information record may be obtained on request without charge from the Corporate Secretary of Kingsway Financial Services Inc. at Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8 (416) 864-9700.

For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference or of the permanent information record may be obtained on request without charge from the Corporate Secretary of Kingsway Financial Services Inc. at Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8 (416) 864-9700.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and subject to certain exceptions may not be offered or sold within the United States.

                              SHORT FORM PROSPECTUS
New Issue
---------
                                                                   June 25, 2003
                           [KINGSWAY FINANCIAL LOGO]

                                  $101,870,000

                        KINGSWAY FINANCIAL SERVICES INC.
                             6,100,000 Common Shares

Kingsway Financial Services Inc. ( "Kingsway" or the "Company ") is offering in all provinces of Canada (the "Offering ") an aggregate of 6,100,000 common shares (the "Offered Shares ") at a price of $16.70 per Offered Share (the "Offering Price ") pursuant to an underwriting agreement (the "Underwriting Agreement ") dated as of June 17, 2003 among Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Sprott Securities Inc., Desjardins Securities Inc., Griffiths McBurney & Partners and HSBC Securities (Canada) Inc. (collectively, the "Underwriters ") and Kingsway. The Offering Price of the Offered Shares was determined by negotiation between Kingsway and the Underwriters. Kingsway's outstanding common shares are listed on the Toronto Stock Exchange (the "TSX ") and on the New York Stock Exchange (the "NYSE ") under the symbol "KFS ". The TSX is the principal market on which Kingsway's common shares are traded. On June 24, 2003, the closing price of Kingsway's common shares on the TSX was $16.35.

In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Kingsway's common shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". The Offered Shares will be offered in all of the provinces in Canada through the Underwriters in such provinces as each is duly registered to do so.

Investing in Kingsway's common shares involves a high degree of risk. See "Risk Factors" beginning on page 10.

                         -------------------------------
                         PRICE: $16.70 per Offered Share
                         -------------------------------

                                  Price to the    Underwriting
                                     Public        Commission    Net Proceeds(1)
                                 -------------    ------------   ---------------
Per Offered Share(2)                $16.70           $0.668         $16.032
Total(3)                          $101,870,000     $4,074,800      $97,795,200

(1) Before deducting the expenses of this Offering, estimated at $200,000, which Kingsway will pay from the proceeds of the Offering.

(2) Includes associated common share purchase rights which will initially trade with the Offered Shares. The value attributable to the rights, if any, is reflected in the Price to the Public for the Offered Shares.

(3) Kingsway has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an aggregate of 610,000 additional common shares on the same terms set forth above solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to the Public will be $112,057,000, the total Underwriting commission will be $4,482,280 and the total Net Proceeds will be $107,574,720 before deducting estimated expenses of the Offering. The Over-Allotment Option is exercisable at any time within 30 days after the closing of this Offering. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the common shares issuable upon the exercise of the Over-Allotment Option (the "Over-Allotment Shares"). See "Plan of Distribution".

Kingsway has applied to list the Offered Shares and the Over-Allotment Shares (collectively, the "Shares") on the TSX and the NYSE. Listing of the Shares on these stock exchanges will be subject to Kingsway's fulfillment of all the listing requirements of the TSX and NYSE.

The Underwriters, as principals, conditionally offer to the public the Offered Shares, subject to prior sale, if, as and when issued by Kingsway and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on Kingsway's behalf by Fogler, Rubinoff LLP, and on behalf of the Underwriters by Stikeman Elliott LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to be on or about July 3, 2003, or on such other date as may be agreed upon by Kingsway and the Underwriters, but not later than August 6, 2003.

Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc., each an Underwriter, are affiliates of banks which are lenders to Kingsway. Consequently, Kingsway may be considered to be a connected issuer of these Underwriters under securities regulations in certain provinces. See "Plan of Distribution ".

                                TABLE OF CONTENTS

                                      Page
                                      ----
Documents Incorporated by Reference      4
The Offering                             5
The Company                              6
Use of Proceeds                          7
Description of Share Capital             7
Plan of Distribution                     8
Risk Factors                            10
Legal Matters                           11
Auditor, Transfer Agent and Registrar   11
Where You Can Find More Information     11
Purchasers' Statutory Rights            11
Certificate of the Company             C-1
Certificate of the Underwriters        C-2




     You should rely only on the information contained or incorporated by reference in this prospectus. Kingsway has not authorized any person to provide you with different information. Kingsway is offering to sell, and seeking offers to buy, the Shares only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Shares.

     All references in this prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted.

     Kingsway's consolidated financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles. Kingsway publishes its consolidated financial statements in Canadian dollars.

     Unless otherwise indicated, all information in this prospectus assumes that none of the 1,866,635 issued employee stock options outstanding at June 17, 2003 are exercised. All references to Kingsway's common shares shall also refer to the associated common share purchase rights issued pursuant to Kingsway's shareholders' rights plan.

     Unless otherwise indicated, information in this prospectus assumes that the Underwriters do not exercise their Over-Allotment Option.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec,e this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of documents incorporated by reference in this prospectus and of the permanent information record may be obtained from Kingsway's Corporate Secretary as set out in the segment "Where You Can Find More Information" below.

     The following documents, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

     (a)  Kingsway's Annual Information Form dated May 2, 2003 (the "AIF");

     (b) Kingsway's audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2002 and 2001, together with the auditor's report thereon and the report of its appointed actuary found at pages 47 through 61 of Kingsway's 2002 Annual Report (the "Annual Financial Statements");

     (c) Management's discussion and analysis of Kingsway's financial condition and results of operations for the year ended December 31, 2002 found at pages 24 through 46 in Kingsway's 2002 Annual Report;

     (d) Kingsway's unaudited comparative consolidated interim financial statements, including the notes thereto, for the three months ended March 31, 2003 and 2002;

     (e) Management's discussion and analysis of Kingsway's financial condition and results of operations for the three months ended March 31, 2003;

     (f) Kingsway's Management Information Circular dated March 21, 2003, relating to its annual and special meeting of shareholders held on May 1, 2003 excluding the sections entitled "Composition of the Compensation Committee", "Report of the Compensation Committee", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule `A' Governance Procedures"; and

     (g)  Pages 62 and 63 of Kingsway's 2002 Annual Report.


     All documents of the type referred to above and all material change reports (excluding confidential material change reports) filed by Kingsway with securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

--------------------------------------------------------------------------------

                             SUMMARY OF THE OFFERING

Offered Shares:           6,100,000 common shares

Common shares to be
outstanding after the
Offering:                 55,055,629 common shares

Offering Price:           $16.70 per common share

Use of proceeds:          Kingsway estimates that its net proceeds from
                          this Offering will be approximately $97,595,200 or $107,374,720 if the Underwriters' Over-Allotment
                          Option is exercised in full. Kingsway intends to use the net proceeds of this Offering to provide additional capital to its subsidiaries, including to support the expected growth of its business, and for general corporate purposes. See "Use of Proceeds".

TSX symbol:               KFS

NYSE symbol:              KFS

--------------------------------------------------------------------------------

                                   THE COMPANY
Overview

     Founded in 1989, Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Kingsway's principal line of business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions. Kingsway is a market leading provider of non-standard automobile and motorcycle insurance in Canada based on its analysis of the limited market share information available for these segments. In addition, Kingsway has a prominent position in several US markets in which it currently operates, such as Florida, Illinois, Texas and South Carolina based on the market share information published by A.M. Best Company. Kingsway is licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in 48 states and the District of Columbia in the United States. Kingsway intends to pursue licenses in the two remaining states in the United States in which it is not currently licensed. In 2002, Kingsway generated 76.9% of its gross premiums written from the United States and 23.1% from Canada.

     Kingsway also provides standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, Kingsway provides motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In 2002, Kingsway derived 39.0% of its gross premiums written from non-standard automobile insurance, 32.3% from trucking, 13.5% from commercial and personal property coverages, 7.5% from commercial automobile, 3.5% from other specialty coverages, such as warranty and customs bonds, 2.5% from motorcycles and 1.7% from standard automobile. In 2002, Kingsway derived 47.4% of its gross premiums from insurance for individual customers, typically referred to as personal lines, and 52.6% from insurance for commercial customers, typically referred to as commercial lines.

     In 2002, Kingsway's gross premiums written increased 99% to $2.1 billion compared to $1.1 billion in 2001. Kingsway's revenue was $1.8 billion in 2002, an increase of 94% over the $937.5 million reported in 2001. As of March 31, 2003, Kingsway had total assets of $3.0 billion and shareholders' equity of $612.9 million. In addition to revenue derived from premiums earned, Kingsway also derives revenue from premium financing and investment income. This revenue amounted to $81.1 million in 2002 as compared to $64.6 million in 2001.

     Kingsway has earned a profit from its underwriting activities in 11 of its last 13 fiscal years. The property and casualty insurance industry in Canada, on average, has not made an underwriting profit since 1978. The selected supplemental financial information set out on page 62 of Kingsway's 2002 Annual Report provides details of the gross premiums written, underwriting profits, and key ratios from Kingsway's insurance operations compared to industry results for the eight year period ending December 31, 2002.

     Capital required for Kingsway's business has been obtained from Kingsway's public offerings of common shares and debentures, its private placements of trust preferred securities, its syndicated term lending facility and its syndicated revolving credit facility, and has been internally generated from underwriting and investment profits. Kingsway's operations create liquidity by collecting and investing premiums, as more fully discussed on pages 37 and 38 in its 2002 Annual Report.

     The total size of Kingsway's investment portfolio, together with cash and accrued interest, increased from $1.2 billion at the end of 2001 to $2.1 billion as at both December 31, 2002 and March 31, 2003. Realized returns on a pre-tax basis were 4.9% for 2002 compared with 6.4% for 2001. Kingsway's investment portfolio as at December 31, 2002 was comprised of assets from a number of different classes as reflected in Note 2 to its consolidated financial statements set out on pages 54 and 55 in its 2002 Annual Report.

     Kingsway may, from time to time, be involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction. Kingsway is not currently a party to any agreement or understanding with respect to any future acquisitions.

Recent Developments

     On March 6, 2003, the Company filed an amendment to its preliminary registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding subordinated debentures ("trust preferred securities") to be issued by a finance subsidiary formed by Kingsway America Inc., the holding company for the Company's U.S. insurance subsidiaries. Payments under the trust preferred securities will be fully guaranteed by the Company. It is anticipated that the public offering will be for approximately US$50 million plus an over-allotment. The exact amount and terms of the issuance have not been determined as of the date hereof.

     In May 2003, subsidiaries of the Company completed two private placements of 30 year floating rate trust preferred securities for aggregate gross proceeds of approximately US$32.5 million.

     In May 2003, Kingsway renewed its $66.5 million unsecured revolving credit facility with a syndicate of three banks. The facility is being used for general corporate purposes.


Corporate Information

     Kingsway Financial Services Inc. was incorporated under the Business Corporations Act (Ontario) pursuant to articles of incorporation dated September 19, 1989, as amended on November 10, 1995, October 11, 1996 and April 27, 1998. Kingsway's principal executive offices are located at 5310 Explorer Drive, Suite 200, Mississauga, Ontario L4W 5H8 and its telephone number is (905) 629-7888.

     Kingsway's insurance business is conducted through its subsidiaries and Kingsway serves as a holding company for such business. Kingsway's material subsidiaries as at December 31, 2002, are set out in Note 1(a) to the Annual Financial Statements on page 53 of its 2002 Annual Report. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).


                                 USE OF PROCEEDS

     Kingsway estimates that the net proceeds from this Offering will be approximately $97,595,200, after deducting the underwriting commission and estimated offering expenses. If the Underwriters exercise the Over-Allotment Option in full, the total net proceeds are estimated to be approximately $107,374,720, after deducting the estimated underwriting commission and offering expenses.

     Kingsway intends to use the net proceeds of this Offering to provide additional capital to its subsidiaries, including to support the expected growth of its business, and for general corporate purposes. Pending the foregoing uses, Kingsway intends to invest the net proceeds from this Offering in short-term, interest bearing, investment grade marketable securities.


                          DESCRIPTION OF SHARE CAPITAL

     Kingsway's authorized capital consists of an unlimited number of common shares, without par value. As of June 17, 2003, there were 48,955,629 common shares issued and outstanding. As of June 17, 2003, options to acquire 1,866,635 common shares were outstanding.


Common Shares

     The holders of Kingsway's common shares are entitled to one vote per share with respect to each matter presented to shareholders on which the holders of its common shares are entitled to vote. The holders of Kingsway's common shares are entitled to receive rateably any dividends declared by its board of directors out of funds legally available for that purpose. In the event of Kingsway's liquidation, dissolution or winding up, the holders of its common shares are entitled to share rateably in all assets remaining after payment of liabilities. The holders of Kingsway's common shares have no pre-emptive, subscription or conversion rights.

Shareholders' Rights Plan

     At Kingsway's annual and special meeting of shareholders held on May 2, 2002, its shareholders reaffirmed its shareholders' rights plan dated March 15, 1999. (the "Rights Plan"). The Rights Plan will continue to be effective until March 15, 2004. The shareholders' rights plan is designed to encourage the fair treatment of Kingsway's shareholders in connection with any take-over offer for Kingsway's outstanding common shares. The Rights Plan provides Kingsway's board of directors and shareholders with 60 days to fully consider any unsolicited takeover bid. It also allows Kingsway's board of directors to consider, if appropriate, other alternatives to maximize shareholder value and allows for additional time for competing proposals to emerge.


TSX and NYSE Listings

     Kingsway's common shares are currently listed on the TSX and the NYSE under the symbol "KFS". Kingsway has applied to list the Shares on the TSX and the NYSE. Listing of the Shares on these stock exchanges will be subject to Kingsway's fulfillment of all the listing requirements of the TSX and NYSE.


Ownership Restrictions

     There is no law or government decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of Kingsway's common shares, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or Kingsway's articles of incorporation or other charter documents on the right of a non-resident to hold or vote common shares of Kingsway, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-resident" of "control" of a "Canadian business", all as defined in the Investment Canada Act.


                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions of an underwriting agreement dated as of June 17, 2003 (the "Underwriting Agreement") among Kingsway and the Underwriters, the Underwriters have severally agreed to purchase and Kingsway has agreed to sell 6,100,000 Offered Shares at $16.70 per Offered Share. The Offering Price was determined by negotiation between Kingsway and the Underwriters.

     Kingsway has granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days following the closing of this Offering, to purchase up to an additional 610,000 common shares at the Offering Price solely to cover over-allotments, if any. To the extent that the Underwriters exercise the Over-Allotment Option, each Underwriter will become obligated, subject to various conditions, to purchase a number of additional common shares proportionate to such Underwriter's initial commitment. If the Over-Allotment Option is exercised in full, the total price to the public will be $112,057,000, the total Underwriters' commission will be $4,482,280, and the total net proceeds to Kingsway will be $107,574,720 before deducting estimated expenses of the Offering. This short form prospectus qualifies in all of the provinces of Canada both the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares, if any are purchased.

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Offered Shares are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the Underwriting Agreement include, among other things, the requirement that the representations and warranties made by Kingsway to the Underwriters are true, that there is no material change in the financial markets and that Kingsway delivers to the Underwriters customary closing documents. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are however, obligated to take up and pay for all of the Offered Shares (but not the Over-Allotment Shares) if any are purchased under the Underwriting Agreement.

     The Offered Shares will be offered in all of the provinces in Canada through the Underwriters in such provinces as each is duly registered to do so. The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States. The Underwriters have agreed that they will not offer or sell any Offered Shares within the United States.



                                        8

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                                                                   Page 27 of 32


     In consideration for the Underwriters entering into the Underwriting Agreement and for the services to be performed by the Underwriters under the Underwriting Agreement, Kingsway has agreed to pay the Underwriters an underwriting commission of 4% of the total proceeds from this Offering, including the proceeds from the sale of any Over-Allotment Shares. Kingsway estimates that the total expenses of this Offering, excluding the Underwriters Commission, will be approximately $200,000, which will be paid by Kingsway from the proceeds of the Offering.

     Kingsway has agreed to indemnify the Underwriters against various civil liabilities, including liabilities under applicable Canadian securities legislation, or to contribute the payments that the Underwriters may be required to make in respect of these liabilities.

     Kingsway has agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of the Underwriters, directly or indirectly sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any common shares of Kingsway or securities convertible into common shares of Kingsway, except for the purposes of granting employee and director compensation and incentives and to satisfy outstanding instruments or contractual commitments.

     Other than in Canada, no action has been taken by Kingsway or the Underwriters that would permit a public offering of the Shares in any jurisdiction that requires action for that purpose. The Shares may not be offered or sold, directly or indirectly, nor may this prospectus or any other Offering material or advertisements in connection with the offer and sale of any of the Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Kingsway advises persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the Offering of the Shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

     Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares of Kingsway. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares of Kingsway. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the common shares of Kingsway. Kingsway has been advised by the Underwriters that, in connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Kingsway at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc. and/or their respective affiliates have provided various financial services for Kingsway for which services they have received customary fees. In addition, Scotia Capital Inc. and CIBC World Markets Inc. are affiliates of banks which are lenders to Kingsway under its US$100 million unsecured credit facility established in February 1999 as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources" set out at page 37 in Kingsway's 2002 Annual Report. As at June 17, 2003, US$82.5 million of this credit facility remained outstanding. Affiliates of CIBC World Markets Inc. and HSBC Securities (Canada) Inc. are members of a banking syndicate which entered into a Cdn.$66.5 million unsecured revolving credit facility with Kingsway in May 2002, which facility was renewed in May 2003. As at June 17, 2003, approximately Cdn.$47.2 million of this credit facility was drawn. Further, Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. are affiliates of banks which have provided a letter of credit facility used to collateralize inter-company reinsurance balances. As of May 31, 2003, the letter of credit utilization was

US$218.9 million. Consequently, Kingsway may be considered to be a connected issuer of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and HSBC Securities (Canada) Inc. under applicable Canadian securities legislation. The decision to distribute the Shares, including the determination of the terms of the Offering, was made through negotiations between Kingsway and the Underwriters. No proceeds from this Offering will be used to repay any indebtedness to the Underwriters or their affiliates. The lenders under Kingsway's credit facilities did not have any involvement in the decision or determination regarding the terms of this Offering, nor is the consent of the lenders required for this Offering. Kingsway is in compliance with the terms of the agreements governing these credit facilities and assuming completion of this Offering, Kingsway will continue to be in compliance with all financial covenants contained in these credit facilities.


                                  RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this prospectus and documents incorporated by reference including Kingsway's financial statements and the related notes. If any of the following risks actually occurs, Kingsway's business could be harmed. In that case, the trading price of common shares of Kingsway could decline, and you might lose all or part of your investment.

     o Kingsway's provisions for unpaid claims may be inadequate, which would result in a reduction in its net income.

     o Kingsway may experience difficulty in managing its growth, which could adversely affect its results of operations and financial condition.

     o Kingsway relies on independent agents, managing general agents and brokers and is exposed to related risks.

     o The highly competitive environment in which Kingsway operates could have an adverse effect on its business, results of operations and financial condition.

     o Kingsway's operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

     o If Kingsway fails to comply with the covenants in its credit agreements or fails to maintain specified financial ratios, the lenders under its credit facilities could declare Kingsway in default of its obligations.

     o If Kingsway is unable to maintain its current claims-paying ratings, its ability to write insurance and compete with other insurance companies may be adversely impacted.

     o The majority of Kingsway's gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, Kingsway's results of operations could significantly decline.

     o If Kingsway fails to comply with applicable insurance regulatory requirements, Kingsway's business and financial condition could be adversely affected.

     o If Kingsway's insurance subsidiaries fail to comply with minimum capital requirements, they may be subject to regulatory action.

     o Kingsway's business could be adversely affected as a result of changing political, regulatory, economic or other influences.

     o Kingsway may not be able to realize its investment objectives, which could reduce its net income significantly.

     o Kingsway derives the majority of its premiums from a few geographic areas, which may cause its business to be affected by catastrophic losses or business conditions in these areas.

     o If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay Kingsway's claims, Kingsway may be adversely affected.

     o Kingsway is a holding company and its operating subsidiaries are subject to dividend restrictions.

     o Kingsway's business depends upon key employees, and if it is unable to retain the services of these key employees or to attract and retain additional qualified personnel, Kingsway's business may suffer.

     o Various factors may inhibit potential acquisition bids that could be beneficial to Kingsway's shareholders.

     o Fluctuations in currency exchange rates could negatively affect Kingsway's results.

     More detailed discussion of the risk factors related to Kingsway is contained in Management's Discussion and Analysis set out on pages 39-45 of Kingsway's 2002 Annual Report.


                                  LEGAL MATTERS

     Certain legal matters relating to the sale of the Shares offered by this prospectus will be passed upon on Kingsway's behalf by Fogler, Rubinoff LLP. Michael Slan, a partner of Fogler, Rubinoff LLP, is Kingsway's corporate secretary. Certain legal matters relating to the sale of the Shares will be passed upon on behalf of the Underwriters by Stikeman Elliott LLP. As at the date hereof, members of each of the firms of Fogler, Rubinoff LLP and Stikeman Elliott LLP, as a group, own beneficially, directly or indirectly, less than 1% of Kingsway's issued and outstanding common shares.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

     Kingsway's auditors are KPMG LLP, Toronto, Canada. The transfer agent and registrar for Kingsway's common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Toronto. The transfer agent and registrar for Kingsway's common shares in the United States is Computershare Trust Company, Inc., at its principal offices in Denver, Colorado.


                       WHERE YOU CAN FIND MORE INFORMATION

     Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from Mr. Michael Slan, Corporate Secretary, Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, telephone: (416) 864-9700. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, at www.sedar.com.


                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

Dated: June 25, 2003.

     This short form prospectus, together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.



     (Signed) WILLIAM G. STAR               (Signed) W. SHAUN JACKSON
            Chairman, President              Executive Vice-President
        and Chief Executive Officer         and Chief Financial Officer




                       On behalf of the Board of Directors



        (Signed) F. MICHAEL WALSH          (Signed) THOMAS A. DI GIACOMO
                 Director                             Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated: June 25, 2003.

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, e as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.



                               SCOTIA CAPITAL INC.


                            (Signed) DAVID J. SKURKA




                             CIBC WORLD MARKETS INC.


                            (Signed) ROBERT PENTELIUK




BMO NESBITT BURNS INC.    RBC DOMINION SECURITIES INC.    SPROTT SECURITIES INC.


(Signed) THOMAS E. FLYNN     (Signed) LINDA WONG        (Signed) W. JEFF KENNEDY




 DESJARDINS SECURITIES      GRIFFITHS MCBURNEY &        HSBC SECURITIES (CANADA)
           INC.                  PARTNERS                           INC.


(Signed) JACQUES LEMAY    (Signed) MATTHEW S. FRANK   (Signed) PATRICK M. NOLAN

                        KINGSWAY FINANCIAL SERVICES INC.



                           [KINGSWAY FINANCIAL LOGO]